Shareholders' Agreement
between Axialnics Systems, Inc. and Its Shareholders

7/25/2019

Shareholders' Agreement
Axialnics Systems, Inc.

This Shareholders' Agreement ("**Agreement**") is entered into effective __July 25, 2019__, by and between Axialnics Systems, Inc. a Texas corporation ("**Corporation**"), the shareholders of the Corporation listed on the attached Exhibit A, the spouses of the listed shareholders, and any person who subsequently becomes a party to this Agreement under its terms.

Article 1: The Purpose For This Agreement

The rationale behind this Agreement is to make sure that as investment in the organization changes hands everyone is on the same page regarding management and policies. Anyone subject to this Agreement agrees to restrict transfer of Shares under certain circumstances, and to preserve the closely held nature of the Shares they receive. The other purpose for this Agreement is to ensure each Shareholder has a plan for the purchase of Shares in the event of a bankruptcy, creditor lien, divorce, or, unfortunately, death, as well as the unfortunate death of a Shareholder's Spouse.

In consideration of the premises and mutual promises contained in this Agreement, the parties agree as follows:

Article 2: Defined Terms

As used in this Agreement, each parenthetically or otherwise defined capitalized term in other articles or sections of this Agreement will have the meaning ascribed to it, and each of the following terms will have the meaning ascribed to it in Article 2 or will have the meaning assigned to it in other articles or sections as indicated, regardless of whether the term is parenthetically defined in the opening paragraph of this Agreement.

"Agreement" means this Shareholders' Agreement as amended or restated from time to time.

"Board" means the board of directors of the Corporation.

"Commencement Date" means _July 25, 2019__, the effective date of this Agreement.

"Common Stock" means the common stock, $.001 par value per share, of the Corporation authorized by the Corporation's certificate of formation, as amended or restated from time to time.

"Confidential Information" is defined in section 12.5 of this Agreement.

"Corporation" means Axialnics Systems, Inc.

"Dispute" is defined in section 12.6 of this Agreement.

"Immediate Family" means parents, siblings, a spouse during marriage and not incident to divorce, lineal descendants (including those by adoption), and spouses of lineal descendants.

"Involuntary Transfer" means, with respect to any Shares, any Transfer of Shares other than a Voluntary Transfer. Examples of an Involuntary Transfer include an attachment, seizure, or sheriff's sale in connection with the perfection of a judgment lien, sequestration, appointment of a guardian for the estate of a mentally incapacitated individual, the filing of a petition or transfer in bankruptcy, an award of property to a Spouse pursuant to a divorce decree, and a Transfer at Death.

"Offer" is defined in section 3.3(a) of this Agreement.

"Offer Notice" means, with respect to a proposed Voluntary Transfer to be made by a Shareholder, a written notice provided by the Shareholder of the terms, conditions, and other information relating to the proposed Voluntary Transfer, including (1) the name and notice address of the Shareholder proposing to make the Voluntary Transfer, (2) the number of Shares that the Shareholder owns, (3) the number of Shares that the Shareholder proposes to Transfer, (4) a conformed copy of the proposed transferee's offer to purchase, (5) the proposed transferee's name and notice address, (6) the price per Share that the proposed transferee will pay, (7) how the proposed transferee determined the purchase price per Share, (8) the terms and conditions of payment to be made by the proposed transferee, and (9) any other agreements, documents, or instruments relating to the proposed Voluntary Transfer. Notwithstanding the date thereof, no Offer Notice will be effective and time periods set forth in this Agreement will not begin to run until that Offer Notice is deemed given in accordance with section 8.2 of this Agreement to all parties entitled to receive that Offer Notice.

"Other Shareholders" means, with respect to any event or transaction, all the Shareholders other than the Shareholder or Shareholders who are the subject of the event or transaction.

"Permitted Transferee" means any of the Persons listed in section 4.1 of this Agreement.

"Person" means an individual, a corporation, a limited liability company, a trust, a partnership, a joint stock association, a business trust, or a government or agency or subdivision thereof.

"Personal Representative" means the executor, administrator, guardian, or conservator of the estate of a Shareholder or a Spouse.

"Pro Rata" means, with respect to any Shareholder, the number of Shares owned by the Shareholder divided by the total number of Shares owned by the Other Shareholders.

"Purchasers" is defined in section 7.2 of this Agreement.

"Recipient" is defined in section 3.2 of this Agreement.

"Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Shareholder" means any Person who is or becomes, at any time, a party to this Agreement pursuant to its terms and owns Shares at that time.

"Shares" means issued and outstanding shares of the Common Stock, excluding treasury shares. All references to Shares owned by a Shareholder include the community interest, if any, of the Spouse of that Shareholder.

"Spouse" means the spouse of an individual Shareholder.

"Spousal Interest" means any interest in the Shares owned or claimed by a Spouse.

"Successor" means, with respect to any deceased individual who owned any Shares at the time of that individual's death, (1) that deceased individual's heirs or legatees then owning title to that deceased individual's Shares or the deceased individual's Personal Representative, as the case may be; and (2) the deceased individual's surviving Spouse, to the extent that Spouse owns a community interest in the deceased individual's Shares.

"Transfer" when used as a noun means any direct or indirect sale, assignment, gift, devise, pledge, hypothecation, or other encumbrance or any other disposition of Shares (or any interest in or voting power of Shares) either voluntarily or by operation of law. "Transfer" when used as a verb means the act of directly or indirectly selling, assigning, granting by gift, devising, pledging, hypothecating, or otherwise encumbering or disposing of Shares (or any interest in or voting power of Shares) either voluntarily or by operation of law. In connection with the use of the term "Transfer," the following terms will have the meanings indicated below:

"Transfer at Death" means, with respect to any Shares owned by an individual, the Transfer of those Shares to that individual's heirs, devisees, or legatees at the time of the death of the individual, whether the Shares pass by the laws of intestate succession, by the terms of a last will and testament, or pursuant to the marital property laws of any state.

"Transfer by Gift" means, with respect to any Shares, a Voluntary Transfer of all or any portion of the transferor's interest in those Shares to or for the benefit of a charitable organization or a natural object of the transferor's bounty for less than adequate consideration, but specifically excluding any Transfer at Death.

"Voluntary Transfer" means, with respect to any Shares, a Transfer of any interest in those Shares by the free and voluntary act of the transferor (other than a Transfer of Shares resulting from the filing of a petition in bankruptcy), Transfers by Gift, Transfers by sales, and voluntary pledges.

Article 3: Transfer Restrictions Generally

3.1   *Shareholder Agreement.* Each Shareholder and Spouse agrees they will not to Transfer, or allow a Transfer, of any portion of the Shares they own, or subsequently own, except as outlined in this Agreement. A copy of this Agreement will be kept at the Corporation's principal place of business.

3.2   *New Shareholders.* Notwithstanding any other section of this Agreement, no Shares may be issued or Transferred to a Person who is not a party to this Agreement. As a condition precedent to the acquisition of Shares by a Person (a "**Recipient**"), whether by new issuance from the Corporation or by Transfer from a Shareholder, each Shareholder authorizes the Corporation, before Transferring or issuing Shares to a Recipient, to sign, on its behalf and as agent for each Shareholder and Spouse, with the Recipient and, if applicable, the Recipient's spouse, an adoption agreement in substantially the same form attached hereto as Exhibit B pursuant to which the Recipient and the Recipient's spouse agree to be bound by this Agreement. All of the foregoing is a condition precedent to Transferring Shares. By signing the adoption agreement, the Recipient and the Recipient's spouse agree on their behalf as well as the behalf of their successors, successors in interest, heirs, legatees, devisees, and legal representatives to be bound by the terms and conditions of this Agreement. After signing the adoption agreement, the Recipient and the Recipient's spouse will become a "Shareholder" and a "Spouse" for the purposes of this Agreement. The Corporation will deliver to each Shareholder a conformed copy of each signed adoption agreement and attach each signed adoption agreement to the Corporation's copy of this Agreement.

In the case of virtual contracting for the purposes of a crowd-funding raise, each potential Recipient will receive a copy of this Agreement to review prior to purchase. Each potential Recipient is expected to review, and assumed to have reviewed, this Agreement in its entirety. By clicking to accept the terms, and moving forward with the transaction, the potential Recipient has had the opportunity to ask questions, consult with its counsel, and is agreeing to this Agreement on behalf of themselves and any Spouse.

3.3   *Voluntary Transfer Restrictions.* Except for a Voluntary Transfer made to the Corporation or under the provisions of Article 4 of this Agreement, any proposed Voluntary Transfer of any Shares by a Shareholder is subject to the following provisions:

(a)   Before the Voluntary Transfer, the Shareholder must send an Offer Notice to the Corporation and the Other Shareholders describing the Voluntary Transfer (the "Offer"). If any term of the proposed Voluntary Transfer changes after the delivery of an Offer Notice, the Shareholder must promptly notify the Corporation of the changes, and the subsequent notice will constitute a new Offer Notice for purposes of this section 3.3(a).

(b)   For a period of sixty days after the date of the delivery of the Offer Notice to the Corporation, the Corporation has the right to elect to purchase all or any portion of the Shares that are the subject of the Offer for a per-Share price equal to the offering price per Share specified in the Offer Notice. The purchase price for the Shares to be redeemed by the Corporation pursuant to acceptance of the Offer is payable in accordance with section 7.2 below.

(c)   If the Voluntary Transfer is for consideration, the Corporation has the right to purchase all of the Shares to be transferred on terms identical to the terms of the Offer Notice (or a sum of money equal in value to the total consideration to be paid). If a portion of the consideration consists of property other than cash, in determining the value of the total consideration, the property's value is its fair market value as of the time the Corporation exercises its right to purchase the Shares subject to the Offer.

(d)   If the Corporation rejects the Offer, the Other Shareholders have the remainder of the Corporation's sixty-day period and ten additional days, or seventy days from the date of the delivery of the Offer Notice to the Corporation and the Other Shareholders, to accept or reject the Offer in writing. Each Other Shareholder's response to the Offer must specify the maximum number of Shares that Other Shareholder would be willing to purchase. If any Other Shareholder accepts the Offer, the acceptance arrangements and purchase price will be as described in section 3.3(b). If more than one Other Shareholder accepts the Offer, each Other Shareholder who accepts the Offer will be entitled to purchase a portion of Shares being sold equal to a percentage determined by dividing the number of Shares owned by the Other Shareholder by the number of Shares owned by all Other Shareholders who accept the Offer.

(e)   If the Corporation and the Other Shareholders do not accept the Offer to purchase all the Shares that are the subject of the Offer by the expiration of the time periods described in section 3.3(d) or if before the time periods expire the Corporation and the Other Shareholders reject the Offer in writing, the Shareholder is entitled to sell the remaining Shares strictly in accordance with the terms contained in the Offer Notice.

3.4   *Transfer by Pledge.*   No Shares may be pledged or otherwise voluntarily encumbered by any Shareholder unless the Board approves the pledge by a two-thirds vote of its members. The Board has sole discretion to allow Shares to be pledged for any purpose. If, for any reason, any pledged Shares are foreclosed on, the foreclosure will be considered an Involuntary Transfer and the provisions of section 5.1 below will govern.

3.5   *Securities Laws Compliance.*   Before any Transfer of Shares, the Corporation may require that the transferring Shareholder provide to the Corporation a legal opinion (in form and substance satisfactory to the Corporation) rendered by counsel with substantial experience in securities regulation matters that the proposed Transfer will not violate federal or state securities laws.

Article 4: Permitted Transfers by Gift

4.1   *Permitted Transfers by Gift.*   Subject to the provisions of section 4.2, the provisions of section 3.3 above do not apply to any Transfer by Gift made by a Shareholder during his life to—

(a)   any member of the Shareholder's Immediate Family;

(b)   a guardian of the estate of the Shareholder; or

(c)   the trustee of an inter vivos trust for the sole benefit of one or more members of the Shareholder's Immediate Family, provided that the Corporation is notified in writing at least thirty days before the proposed Transfer. The notice must (1) specify the exact name of the trust and its federal tax identification number (or indicate that the number has been applied for but not received) and (2) specify the name, address, and relationship to the Shareholder of all trustees and beneficiaries of the trust or trusts and their respective federal tax identification or Social Security numbers (or indicate that the numbers have been applied for but not received).

Any transfer to a child who is less than twenty-one years old at the time of the transfer must be conditioned on the Shareholder's retaining the right to do any act with respect to the transferred Shares on behalf of the transferee that is permitted, authorized, or required by this Agreement.

4.2   *Permitted Transfer Restrictions.*   Before any Transfer of Shares is made under section 4.1, the Permitted Transferee must become a party to this Agreement in accordance with the provisions of section 3.2.

4.3   *Transfers by Permitted Transferees.*   The provisions of section 3.3 do not apply to any Voluntary Transfer of Shares made by a Permitted Transferee back to the Shareholder who originally made a Transfer by Gift to the Permitted Transferee in accordance with section 4.1.

Article 5: Notice

5.1   *Involuntary Transfers*

(a)   If a Shareholder has any notice or knowledge of any attempted, impending, or completed Involuntary Transfer (other than an Involuntary Transfer subject to Article 6 of this Agreement) of any of her or his Shares, whether by operation of law or otherwise, she or he must give immediate written notice to the Corporation specifying the number of Shares that are subject to the Involuntary Transfer and all pertinent information in her or his possession relating to the Involuntary Transfer. If any Shares are ever subject to an Involuntary Transfer (other than pursuant to Article 6 of this Agreement), the Corporation will, at all times thereafter, have the immediate and continuing option by notice to the owner of the Shares within six months after the date the Corporation first learns or has notice of the Involuntary

Transfer, to purchase all the Shares for a purchase price per Share determined pursuant to section 7.1 below to be payable in accordance with section 7.2(b).

(b)   If the Corporation does not exercise the option during the six-month period or does not choose to purchase all Shares subject to the Involuntary Transfer, any Shareholder whose Shares are not subject to the Involuntary Transfer has an identical option for thirty days following the six-month period. If more than one Shareholder exercises the option, each Shareholder is entitled to purchase that portion of the Shares equal to a percentage determined by dividing the number of Shares owned by the Shareholder by the number of Shares owned by all Shareholders who exercise the option. To the extent that the Shares subject to the Involuntary Transfer are not purchased by the Shareholders, the Corporation's option contained in section 5.1(a) will continue with respect to those Shares.

(c)   Notwithstanding anything to the contrary contained in this Agreement, the Corporation has no obligation to recognize on its books or for any other purposes any Involuntary Transfer of any Shares unless and until (1) the transferee of the Shares pursuant to the Involuntary Transfer has offered all the Shares for sale to the Corporation and the Other Shareholders, as applicable, at the price per Share determined pursuant to section 7.1 to be payable in accordance with section 7.2(b), and (2) the transferee of the Shares pursuant to the Involuntary Transfer becomes a party to this Agreement in accordance with the provisions of section 3.2 above.

5.2   *Transfers in Bankruptcy*

(a)   If a Shareholder or Spouse is the named debtor in bankruptcy or receivership proceedings, the Corporation will, at all times thereafter, have the immediate and continuing option by notice to the bankruptcy or receivership trustee or other applicable party to purchase all the Shares that are the subject of the bankruptcy or receivership proceedings for a purchase price per Share determined pursuant to section 7.1 to be payable in accordance with section 7.2(b).

(b)   If the Corporation's purchase option described in section 5.2(a) should not be exercised by the Corporation for any reason or is not enforceable by the Corporation for any reason and all or any portion of the Shares subject to the bankruptcy or receivership proceedings are proposed to be made the subject of any kind of Transfer, the Transfer will be deemed to be a Voluntary Transfer by a Shareholder and will be subject to the provisions of section 3.3.

Article 6: Buy-Sell Agreement

6.1   *Death of Spouse*

(a)   Each Spouse agrees to bequeath his entire Spousal Interest to the Shareholder. This promise is made with the Spouse's full knowledge, is made for good and valuable consideration, and constitutes a covenant binding on the Spouse's estate, Personal Representative, heirs, and beneficiaries.

(b)   If a Spouse dies and does not leave a valid will admitted to probate bequeathing the entire Spousal Interest to the Shareholder or if any will contest is filed by any Person challenging the validity of the bequest of the Spousal Interest to the Shareholder, the Shareholder and the Spouse's Personal Representative must each notify the Board. For a period of ninety days following the earliest to occur of (1) the qualification of the Spouse's Personal Representative, (2) the entry of an order of the probate court concluding that the Spouse's will does not bequeath the entire Spousal Interest to the Shareholder, or (3) the filing of a will contest suit, the Shareholder has the exclusive right and option to purchase the Shares at the purchase price per Share determined pursuant to section 7.1 below to be payable in accordance with section 7.2(b).

(c)   If the Shareholder does not purchase the entire Spousal Interest in the Shares pursuant to section 6.1(b) within ninety days, for a period beginning on the first day after expiration of the ninety-day period and ending one year after the entry of a final order by the probate court disposing of the Spousal Interest in the Shares, the Corporation has an exclusive option to purchase all or any portion of the Shares not purchased or awarded to the Shareholder at the purchase price per Share determined pursuant to section 7.1 to be payable in accordance with section 7.2(b). To the extent that the Corporation elects not to purchase all of the Spousal Interest in the Shares, the Other Shareholders have the right to purchase all or any portion of the remaining Shares not purchased by the Corporation on a Pro Rata basis or as the Other Shareholders may otherwise agree among themselves.

(d)   If and to the extent that the Corporation and the Other Shareholders do not purchase all of those Shares, each Successor of that Spouse is entitled to require the Corporation to transfer the appropriate portion of the Spouse's Shares to that Successor on the provision that (1) the Successor give to the Corporation documentation as requested by the Corporation to evidence the rightful ownership interest of the Successor in the Spouse's Shares and (2) the Successor becomes a party to this Agreement in accordance with the provisions of section 3.2 above.

6.2   *Death of Shareholder*

(a)   On the death of a Shareholder, the Shareholder (or his Personal Representative) has the right and option to: (i) request the transfer of Shares to the appropriate Successor, or (ii) require the Corporation to purchase all or any portion of the Shares at the purchase price per Share determined pursuant to section 7.1 below and to be payable in accordance with section 7.2(a). On exercise of this option, the Corporation is obligated, to the extent it may lawfully do so, to purchase the Shares. Notice of the exercise of the option granted pursuant to this section 6.2 is to be given to or by the Shareholder (or his Personal Representative) within thirty days after the Corporation receives notice of the qualification of the Shareholder's Personal Representative.

(b)   As between the Corporation and the Other Shareholders, the Corporation has the first and prior right to purchase all or any portion of the Shares, and the Other Shareholders have the right to purchase all or any portion of the remaining Shares not purchased by the Corporation on a Pro Rata basis or as the Other Shareholders may otherwise agree among themselves.

(c)   If and to the extent that the Corporation and the Other Shareholders do not purchase all the Shares, the Corporation must transfer the appropriate portion of the Shareholder's Shares to the Successor on the provision that (1) the Successor give to the Corporation documentation as may be requested by the Corporation to evidence the rightful ownership interest of the Successor in the Shareholder's Shares and (2) the Successor becomes a party to this Agreement in accordance with the provisions of section 3.2 above.

6.3   *Divorce of Shareholder and Spouse.*   If any Shares are owned by a Shareholder and Spouse jointly and that Shareholder or Spouse files a petition for divorce or institutes any other legal proceedings to terminate their marriage, the following procedures apply:

(a)   The Shareholder's interest in the Shares and the Spouse's Spousal Interest in the Shares will be reflected on their respective inventories of marital and separate assets at a value not in excess of the purchase price determined pursuant to section 7.1 below.

(b)   The Shareholder will seek, and the Spouse will agree to accept, an order for the division of marital and separate property under which the Shareholder receives the entire Spousal Interest in the Shares in exchange for awarding to the Spouse other marital and separate assets in which the Shareholder has an interest that have a value approximately equal to the Spousal Interest (as valued pursuant to section 6.3(a)).

(c)   If the marriage of the Shareholder and the Spouse is terminated by divorce or annulment and the Shareholder does not obtain all of the Spouse's interest in the Shares incident to the divorce or annulment, the Shareholder and the Spouse will simultaneously give written notice to the Corporation within thirty days after the effective date of the final, non-appealable divorce decree or of the annulment. The written notice will specify the effective date of termination of the marriage and the number of Shares in which the Shareholder's former Spouse retains an interest. For a period of sixty days after the effective date of termination of the marriage, the Shareholder has an exclusive option to purchase all or any portion of the former Spouse's retained interest in the Shares at the purchase price per Share determined pursuant to section 7.1 to be payable in accordance with section 7.2(b). The Shareholder's sixty-day option is exercised by delivering to the former Spouse and the Corporation a written notice specifying the number of Shares as to which the option is being exercised.

(d)   If the Shareholder does not purchase all of the former Spouse's Shares, for a period of sixty days after the lapse of the sixty-day option period, the Corporation has an exclusive option exercisable by written notice to the former Spouse to purchase all or any portion of the former Spouse's remaining Shares at the purchase price per Share determined pursuant to section 7.1

to be payable in accordance with section 7.2(b). To the extent that the Corporation elects not to purchase all of the former Spouse's remaining Shares, the Other Shareholders have the right to purchase all or any portion of the remaining Shares not purchased by the Corporation on a Pro Rata basis or as the Other Shareholders may otherwise agree among themselves.

(e)   If any option is exercised pursuant to this section 6.3, the former Spouse is obligated to sell the Shares retained incident to divorce or annulment with respect to which the option or options are exercised. If a Shareholder should exercise her or his option to purchase any number of Shares owned by the former Spouse pursuant to the provisions of this section 6.3, the provisions of sections 7.2, 7.3, 8.1, and 8.2 below will apply with respect to the purchase of the Shares by the Shareholder in the same manner as if the Corporation were redeeming the Shares from the former Spouse.

(f)   The Shareholder and the Spouse each agree that the Corporation may intervene in their divorce or annulment proceeding without their objection for the purpose of enforcing the Corporation's and the Other Shareholders' rights under this section 6.3.

Article 7

Purchase Price and Terms

7.1   *Purchase Price.*   The parties to this Agreement acknowledge that the Common Stock is closely held, no public market exists for the Common Stock, and, consequently, a fair market value for the Shares is not readily determinable. Therefore, as used throughout this Agreement, the phrase *the purchase price per Share determined pursuant to section 7.1* will be the quotient of the Corporation's accrual basis book value as of the last day of the month immediately preceding the closing of the purchase of the Shares being purchased (determined in accordance with generally accepted accounting principles) divided by the total number of Shares then issued and outstanding (determined in accordance with the Corporation's stock records).

7.2   *Payment of Purchase Price.*   Payment of the purchase price for Shares purchased by the Corporation and the Shareholders (the "Purchasers") pursuant to this Agreement is to be made by either one of the two following methods:

 (a)   On the closing date of the purchase, the Purchasers deliver to the selling Shareholder a cash payment equal to 100 percent of the total purchase price; or

(b)   On the closing date of the purchase, the Purchasers deliver to the selling Shareholder a cash down payment equal to [20] percent of the total purchase price, and the Purchasers pay the balance of the total purchase price in [6] equal monthly installments.

7.3   *Deliveries at Closing.*   At the closing of the purchase of any Shares to be made by the Purchasers under any provision of this Agreement, the selling Shareholder and the Purchasers are obligated to sign and deliver the following instruments, certificates, and agreements:

(a)   The Purchasers deliver to the selling Shareholder—

(1)   the amount of cash required to be delivered; and

(2)   a promissory note for the balance of the purchase price if the purchase price is payable in accordance with section 7.2(b).

(b)   The selling Shareholder delivers to the Purchasers—

(1)   certificates representing the Shares being purchased by the Purchasers endorsed for transfer to the Purchasers, free of all liens, claims, and encumbrances; and

(2)   other instruments of assignment, certificates of authority, tax releases, consents to transfer, and instruments in evidence of title in compliance with this Agreement as may be reasonably required by the Purchasers.

Article 8

Closing Date and Notices

8.1   *Closing Date.*   Whenever the Purchasers agree or become obligated to purchase Shares under the terms of this Agreement, the closing date of the transaction will be a date and time specified by the Corporation (or if the Corporation is not one of the Purchasers, then by the Purchasers) at a designated location. Unless the parties agree to the contrary, the closing date may not be more than ninety days after the event or notice that fixed the obligation of the Purchasers to purchase the Shares. Notice of the details of closing will be furnished by the Corporation (or if the Corporation is not one of the Purchasers, by the Purchasers) no later than ten days before the closing date.

8.2   *Notices.*   All notices, communications, and deliveries made under this Agreement will be made in writing signed by or on behalf of the party, will specify the section of the Agreement under which it is given or made, and will be delivered personally, by facsimile transmission, by registered or certified mail (return receipt requested), or by any courier service, with postage or other fees prepaid, as follows:

If to: Axialnics Systems, Inc.

Address:

16800 Imperial Valley Dr, Ste 230

Houston, TX 77060 U.S.A

Attention: _Company Secretary___

If to: [   ]

Address:

Attention:

Any such notice, communication, or delivery may also be made to any other address or person designated in writing by the party. Such addresses may be changed from time to time by written notice to the other party. Any notice, communication, or delivery will be deemed given or made (a) on the date of delivery if delivered in person or by courier service, (b) on transmission by facsimile if receipt is confirmed by telephone, or (c) on the fifth business day after it is mailed by registered or certified mail.

Article 9

Enforcement

9.1   *Creation of Sufficient Surplus.*   If the surplus of the Corporation is determined to be legally insufficient (under then-existing law) to enable the Corporation to purchase any Shares the Board has determined to purchase under the terms of this Agreement, the Board, to the extent legally possible, will take actions, adopt resolutions, and cause certificates and other documents to be filed as may be necessary to create sufficient surplus to permit the purchase, and the Shareholders agree to perform required acts, sign instruments, and vote their Shares in such a manner as may be reasonably necessary to authorize or ratify any action taken to create sufficient surplus.

9.2   *Endorsements on Stock Certificates*.   Each certificate representing Shares now owned or hereafter owned by the Shareholders or any transferee must conspicuously state substantially as follows, in addition to any other legends required by law:

THESE SHARES ARE SUBJECT TO CERTAIN RESTRICTIONS AGAINST TRANSFER PURSUANT TO THE TERMS OF A SHAREHOLDERS' AGREEMENT BETWEEN THIS CORPORATION AND ITS SHAREHOLDERS THAT PROVIDES FOR, AMONG OTHER THINGS, AN OPTION IN FAVOR OF THE CORPORATION TO PURCHASE THESE SHARES IN CERTAIN INSTANCES. THE CORPORATION WILL FURNISH WITHOUT CHARGE A COPY OF THE AGREEMENT TO THE RECORD HOLDER OF THIS CERTIFICATE ON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS.

THESE SHARES ARE SUBJECT TO THE PROVISIONS OF A SHAREHOLDERS' AGREEMENT THAT MAY PROVIDE FOR MANAGEMENT OF THE CORPORATION IN A MANNER DIFFERENT THAN IN OTHER CORPORATIONS AND MAY SUBJECT A SHAREHOLDER TO CERTAIN OBLIGATIONS OR LIABILITIES NOT OTHERWISE IMPOSED ON SHAREHOLDERS IN OTHER CORPORATIONS.

THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY APPLICABLE STATE SECURITIES LAWS, AND THEY CANNOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES LAWS OR ON DELIVERY TO THIS CORPORATION OF AN OPINION OF LEGAL COUNSEL SATISFACTORY TO THE CORPORATION THAT AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS CORPORATION HAS ELECTED TO BE TAXED AS AN "C" CORPORATION FOR FEDERAL INCOME TAX PURPOSES UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"). ANY SALE, TRANSFER, OR OTHER FORM OF DISPOSITION OF THESE SHARES THAT WOULD CAUSE THIS CORPORATION TO LOSE ITS STATUS AS AN "S" CORPORATION UNDER THE CODE IS VOID.

9.3   *Breach and Equitable Relief*.   Any purported Transfer in breach of any provision of this Agreement is void, will not operate to Transfer any interest or title in the purported transferee, and will constitute an offer by the breaching Shareholder to sell his Shares to the Corporation at the purchase price per Share determined pursuant to section 7.1 above to be payable in accordance with section 7.2(b). In connection with any attempted Transfer in breach of this Agreement, the Corporation may refuse to transfer any Shares or any stock certificate tendered to it for Transfer, in addition to and without prejudice to any other rights or remedies available to the Corporation. Each party to this Agreement acknowledges that each other party will suffer immediate and irreparable harm if a party hereto breaches, attempts to breach, or threatens to breach this Agreement and that monetary damages will be inadequate to compensate the non-breaching parties for any actual, attempted, or threatened breach. Accordingly, each party hereto agrees that each of the other parties will, in addition to any other remedies available to them at law or in equity, be entitled to specific performance or temporary, preliminary, and permanent injunctive relief to enforce the terms and conditions of this Agreement without the necessity of proving inadequacy of legal remedies or irreparable harm, or posting bond, any requirements to equitable and injunctive relief being hereby specifically waived.

9.4   *Governing Law and Severability.*   All questions concerning the construction, validity, and interpretation of this Agreement, including the relative rights of the Corporation and the Shareholders, are governed by and construed in accordance with the laws of the state of Texas. If any term, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions will remain in full force and effect and will in no way be affected, impaired, or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have signed this Agreement had any terms, provisions, covenants, and restrictions that may be hereafter declared invalid, void, or unenforceable not initially been included in this Agreement.

Article 10 Effect

10.1   *Binding Effect.*   Nothing in this Agreement, express or implied, is intended to confer on any party, other than the parties hereto and their respective permitted assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, and no person who is not a party to this Agreement may rely on the terms except as otherwise set out. This Agreement (a) constitutes the entire agreement between the parties relating to the subject matter hereof and (b) supersedes all previous understandings and agreements between the parties relating to the subject matter hereof, both oral and written. This Agreement is binding on, inures to the benefit of, and is enforceable by the parties hereto, including the Corporation and its successors and assigns as well as the Shareholders and Spouses and their respective heirs, legatees, devisees, legal representatives, successors, and permitted assigns.

10.2   *Spouses.*   The Spouses are fully aware of, understand, and agree to the provisions of this Agreement and its binding effect on any interest that a Spouse may have by reason of marriage to a Shareholder in any Shares subject to the terms of this Agreement held in the Shareholder's name on the stock records of the Corporation at or after execution of this Agreement. Any obligation of a Shareholder or her/his legal representative to sell or offer to sell Shares under the terms of this Agreement includes an obligation on the part of the Shareholder's Spouse to sell or offer to sell any interest that the Spouse may have in the Shares in the same manner.

10.3   *Representations and Warranties.*   No party to this Agreement is making any representations or warranties concerning the business operations or financial condition of the Corporation, because all the parties are equally familiar with the business operations and financial condition of the Corporation. All parties to this Agreement represent, warrant, and covenant that they have full power, legal capacity, and authority to enter into and perform this Agreement in accordance with its terms and that they will perform all agreements made by them under this Agreement in accordance with its terms.

Article 11: Assignment, Amendment, Waiver, and Termination

11.1   *Assignment.*   No party to this Agreement may assign its rights or delegate its obligations hereunder without the prior written consent of each party. Any such attempted assignment will be void *ab initio*. Subject to the preceding sentences, this Agreement will be binding on and inure to the benefit of the parties and their respective successors and assigns.

11.2   *Amendment.*   This Agreement may be amended at any time by a written instrument signed by the Corporation (which will require Board approval by a majority of its members) and Shareholders holding at least two-thirds of the Shares then subject to this Agreement, provided that no amendment may adversely affect any rights of any party under this Agreement that have vested before amendment. The Corporation promptly will send a conformed copy of each executed amendment to this Agreement to all parties hereto.

11.3   *Waiver.*   Any waiver of the terms or conditions in this Agreement may be made only by a written instrument signed and delivered by the party waiving compliance. Any waiver granted by the Corporation is effective only if signed and delivered by a duly authorized executive officer of the Corporation. The failure of any party at any time to require performance of any provisions of this Agreement in no manner affects the right to enforce. No waiver by any party of any term or condition, nor the breach of any term or condition contained in this Agreement, is deemed to be (a) a further or continuing waiver of the term, condition, or breach or (b) a waiver of any other term, condition, or breach of any other term or condition.

11.4   *Termination.*   This Agreement terminates on the occurrence of—

(a)   the written agreement of the Corporation (which will require Board approval by a majority of its members) and Shareholders holding at least two-thirds of the Shares then subject to this Agreement, provided that no termination may affect adversely any rights that have vested before termination;

(b)   the naming of the Corporation as debtor in bankruptcy proceedings for a period of sixty days without dismissal, the execution by the Corporation of an assignment for the benefit of its creditors, the appointment of a receiver for the Corporation, or the voluntary or involuntary liquidation or dissolution of the Corporation; or

(c)   the consummation of an initial public offering by the Corporation.

The Corporation will promptly deliver written notice of any termination of this Agreement to all parties hereto.

Article 12: Miscellaneous

12.1   *Further Assurances.*   All parties to this Agreement agree to take further actions and execute and deliver other documents, certificates, agreements, and other instruments as may be reasonably necessary or desirable to implement transactions contemplated by this Agreement.

12.2   *Construction and Certain References.*   When the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter, and the number of all words includes the singular and plural. Unless expressly stated otherwise, references to "include" or "including" mean "including, without limitation." "Hereto," "herein," or "hereunder" refer to this Agreement as a whole and not to any particular article or section hereof. All titles and headings to articles and sections in this Agreement are included for convenience and ease of reference only and do not affect the meaning or interpretation of articles or sections of this Agreement. Unless otherwise specified, all references to specific articles, sections, or exhibits are references to articles and sections in and exhibits to this Agreement.

12.3   *Time of Essence.*   Time is of the essence in the performance of obligations of this Agreement.

12.4   *Counterparts.*   This Agreement may be signed in multiple counterparts, each of which will be considered an original but all of which together will constitute one and the same instrument, and in making proof of this Agreement it is not necessary to produce or account for more than one counterpart.

12.5   *Confidentiality.*   Each Shareholder acknowledges and agrees that—

(a)   her/his ownership interest in the Corporation affords the Shareholder access to Confidential Information regarding the Corporation and its business;

(b)   the dissemination or use of Confidential Information in any manner inconsistent with protecting and furthering the Corporation, its business, and its prospects would cause the Corporation great loss and irreparable harm; and

(c)   one of the duties of ownership in the Corporation is to prevent the dissemination or use of Confidential Information in any manner inconsistent with protecting and furthering the Corporation, its business, and its prospects.

Therefore, each Shareholder agrees that she/he will not, for himself or on behalf of any other Person (whether as an individual, agent, servant, employee, employer, officer, director, shareholder, investor, principal, consultant, or in any other capacity), directly or indirectly use or disclose to any Person any Confidential Information, provided, however, that (after reasonable measures have been taken to maintain confidentiality and after giving reasonable notice to the Corporation specifying the information involved and the manner and extent of the proposed disclosure thereof) disclosure of information may be made to the extent required by applicable laws or judicial or regulatory process. **"Confidential Information"** means information considered confidential by the Corporation and includes the following information relating to the Corporation: customer lists; trade secrets; proprietary information; "know-how"; marketing and advertising plans and techniques; the existence or terms of contracts or potential contracts with or other information identifying or relating to past, existing, or potential customers or vendors; and cost data, pricing policies, and financial and accounting information. **"Confidential Information"** also includes any information described in the preceding sentence that the Corporation obtains from another Person and that the Corporation treats or has agreed to treat as confidential. "Confidential Information" does not include information that is or becomes generally available to the public unless resulting from the breach of this section 12.5.

12.6   *Mediation and Arbitration*.   If a claim, demand, disagreement, controversy, or dispute (collectively, "Dispute") arises in connection with this Agreement or the breach thereof and if the Dispute cannot be settled through direct discussions, the parties agree to endeavor first to settle the Dispute in an amicable manner by mediation to be held in Houston, Harris County, Texas, United States of America, administered by the American Arbitration Association under its Commercial Mediation Rules before resorting to arbitration. The mediation will be completed within thirty days of receipt of written demand for mediation. Thereafter, any unresolved controversy or claim relating to this Agreement or breach thereof will be settled by binding arbitration initiated by written notice by either party to the other of the intent to arbitrate. The arbitration will be held in Houston, Harris County, Texas, United States of America, and administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered may be entered in any court having jurisdiction. Notwithstanding any other provision of this Agreement or this section 12.6 to the contrary, no party will be precluded from seeking injunctive relief or a temporary restraining order before implementing procedures for mediation or arbitration, provided that such party determines in the good-faith exercise of its reasonable best judgment that it will suffer irreparable harm or injury by any delay caused by mediation or arbitration proceedings.

The Corporation has signed this Agreement in the space provided below, and the Shareholders have signed this Agreement on separate joinder pages attached hereto, on

[July 25, 2019].

Corporation:

Axialnics Systems, Inc.

_____
Vincent Mbuvi, President and CEO

Joinder by Shareholder and Spouse

Printed Name: _____   _____
                                 Shareholder   Spouse

Address for
notice: _____

                   _____

                   _____

Number of shares:
                   _____

Shareholder's
Social Security
number or
Federal Tax ID
number:
                   _____

       By signing below, the above-named Shareholder and Spouse, if applicable, (1) agree to become parties to and bound by the terms and provisions contained in the Shareholders' Agreement of Axialnics Systems, Inc. dated effective [July 25, 2019] and (2) acknowledge that they have previously received a copy of the Shareholders' Agreement as signed by the Corporation.

_____
[Name of shareholder]

_____
[Name of spouse]

Exhibit A

List of Shareholders

Name	Number of Shares	Percentage Ownership	Vesting Arrangement
Vincent Mbuvi	[3,800,000]	[76]	Fully vested
Fruition Technology Labs	[30,000]	[0.6]	Fully vested
Simon Musyoki	[10,000]	[0.2]	Fully vested
Douglas Karoki	[10,000]	[0.2]	Fully vested
Moses Kithome	[10,000]	[0.2]	Fully vested

Exhibit B

Adoption of Shareholders' Agreement

This Adoption of Shareholders' Agreement ("Adoption Agreement") is entered into on [**date**], by and between [**Axialnics Systems Inc**], a Texas corporation ("Corporation"), the Shareholders and Spouses, and [**name of shareholder**] [**include if applicable:** and [**name of spouse**], Spouse].

The Corporation, Shareholders, and Spouses entered into a Shareholders' Agreement dated [**date**] ("Shareholders' Agreement").

Section 3.2 of the Shareholders' Agreement provides that as a condition precedent to the acquisition of Shares by a Recipient of Shares from the Corporation, each Shareholder and Spouse authorizes and directs the Corporation to sign, on the Corporation's behalf and as agent for each Shareholder and Spouse, an agreement with the Recipient of Shares from the Corporation and Spouse, if applicable, pursuant to which [**name of shareholder**] [**include if applicable:** and [**name of spouse**], Spouse], for [himself/themselves] and for [his/their respective] successors, successors in interest, heirs, legatees, devisees, and legal representatives, agree[s] to be bound by the Shareholders' Agreement, as if an original party to the Shareholders' Agreement.

The undersigned [**name of shareholder**] [**include if applicable:** and [**name of spouse**], Spouse,] desire[s] to acquire Shares of the Corporation.

Therefore, for and in consideration of the premises and mutual and dependent covenants and agreements contained herein, the Corporation, on its own behalf and as agent for each Shareholder and Spouse, and [**name of shareholder**] [**include if applicable:** and [**name of spouse**], Spouse,] agree as follows:

1. A true and correct copy of the Shareholders' Agreement, as amended and together with all adoption agreements entered into pursuant to section 3.2, is attached and incorporated by reference. All undefined capitalized terms used in this Adoption Agreement have the meaning ascribed to them in the Shareholders' Agreement.

2. The undersigned, [**name of shareholder**] [**include if applicable:** and [**name of spouse**], Spouse], having acquired [**number**] Shares, take[s] the Shares subject to all the terms, covenants, conditions, limitations, restrictions, and provisions contained in the Shareholders' Agreement. By signing of this Adoption Agreement, the undersigned agree[s] to be bound by the Shareholders' Agreement and agree[s] that the Shareholders' Agreement is binding on and inures to the benefit of the heirs, legatees, devisees, legal representatives, successors, and permitted assigns of the undersigned.

3. [**Name of shareholder**] [**include if applicable:** and [**name of spouse**], Spouse,] acknowledge[s] receipt of a true and correct copy of the Shareholders' Agreement and further

acknowledge[s] that [he/she/they] [has/have] read the Shareholders' Agreement and understand[s] and agree[s] to abide by all terms, covenants, conditions, limitations, restrictions, and provisions contained in the Shareholders' Agreement.

4.   [**Name of shareholder**] [**include if applicable:** and [**name of spouse**], Spouse,] hereby become[s] a "Shareholder" [**include if applicable:** and a "Spouse"] for all purposes of the Shareholders' Agreement as if original parties to the Shareholders' Agreement.

The undersigned [has/have] executed this Adoption Agreement on [**date**].

[**Name of corporation**]

By _____

    President, on behalf of the Corporation
      and as agent for each Shareholder
      and Spouse

_____

[**Name of shareholder**]

[**Name of spouse**], Spouse of [**name of shareholder**]